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                                                                 Exhibit: (b)(2)

                                      KPP
                          KEY PRINCIPAL PARTNERS CORP.


February 18, 2004


Mr. Michael Coleman, President and CEO
Kona Acquisition, Corp.
1000 Cody Road
Mobile, AL 36695-3425

Fax:  251-776-5199

Dear Mike:

We are pleased to advise Kona Acquisition Corp. ("Kona") that Key Principal Partners, LLC ("KPP") hereby commits to provide $15,000,000 of subordinated debt to facilitate the going-private transaction of Integrity Media, Inc. ("Integrity"). KPP has completed its due diligence process and received the necessary approvals from its Investment Committee and is therefore prepared to provide you with a financing facility (the "Facility") on the terms and conditions set forth in the attached term sheet (the "Term Sheet"). The Term Sheet is intended as an outline only and does not purport to summarize all of the provisions to be contained in legal documentation. Such definitive legal documentation shall be in form and substance satisfactory to KPP in its sole discretion. In addition, the attached Term Sheet is designed to allow for the Borrower to either be Kona or Integrity, depending on the preferred structure determined by the Company's Board of Directors.

By countersigning and returning this commitment letter to KPP, and in consideration of the expense and effort which KPP will incur in reliance on the signed copy of this commitment letter and in negotiating with the Company, senior debt provider, and other related parties, the Kona agrees that:

     1. It will negotiate exclusively with KPP with respect to the senior subordinated debt for the purpose of consummating the transaction and will not solicit commitments or take any actions to obtain a commitment from any other investor for senior subordinated debt for the purpose of consummating the transaction for a period of two years from the date of this commitment letter, unless KPP and Kona have agreed to terminate this commitment letter prior to the end of such period. In addition, if the going-private is structured as a self-tender, Integrity will also be bound to this provision.

     2. If negotiations for the investment by KPP in the Borrower terminate at any time, including after the period described in paragraph 1 above then Kona shall pay KPP within a reasonable period after receipt of a statement of such expenses, all out of pocket expenses, including legal expenses, incurred by KPP with respect to the proposed investment.

     3. KPP, its affiliates, and their respective directors, officers and employees will be indemnified and defended and hold KPP, its affiliates and such other persons harmless from and against all losses, claims, damages, liabilities and expenses (including reasonable expenses of litigation or preparation therefor) which KPP or any such affiliates or such other persons in connection with or arising out of the matters referred to herein, except for damages resulting from the gross negligence or willful misconduct of the indemnitee.


                              800 Superior Avenue
                             Cleveland, Ohio 44114



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Kona Acquisition, Corp.
Page 2
February 18, 2004


     In addition to the Conditions Precedent listed in the Term Sheet, KPP will require the following as a condition to its commitment:

          a) Satisfaction with the legal proceeding by Thomas Nelson, related to the Women of Faith series.

          b)   Satisfaction with the Romanian Hacker issue.

          c) The total funding for the transaction and to pay related fees and expenses in connection therewith shall not exceed $33,234,000 and shall be provided from (i) $18,234,000 in senior debt and
               (ii) $15,000,000 in subordinated notes.

          d) No material adverse change occurring in the business, assets, financial condition, or income of the Company or any of its subsidiaries, taken as a whole, since the date of the latest audited financial statements provided to us and no material adverse change occurring in the Company's ability to operate in accordance with the financial projections furnished to us or to comply with the proposed financial covenants.

At your request, KPP has not exceeded the limit of out of pocket expenses of $75,000. However, as KPP proceeds with the Transaction and hires the service of legal counsel, KPP will need to have this limit removed. Additional deposit amounts will also be required.

If you are in agreement with the foregoing, please sign and return to us the enclosed copy of this letter by Friday, February 20, 2004. This offer shall terminate and this letter shall be of no further effect at such time unless prior thereto we shall have received a signed copy of this letter by such date.

We look forward to working with you on this transaction.


Sincerely,

KEY PRINCIPAL PARTNERS, CORP


/s/ John R. Sinnenberg                  /s/ Cindy J. Babitt
------------------------                --------------------
John R. Sinnenberg                      Cindy J. Babitt
Managing Partner                        Vice President



AGREED & ACCEPTED

KONA ACQUISITION, CORP.


/s/ P. Michael Coleman
------------------------
Michael Coleman
Kona Acquisition, Corp.

                             INTEGRITY MEDIA, INC.

                             PROPOSED INVESTMENT BY

                          KEY PRINCIPAL PARTNERS, LLC

                              TERMS AND CONDITIONS

   The proposed investment by Key Principal Partners, LLC (the "Investor") in Integrity Media, Inc. (the "Company") has two components, senior subordinated debt and warrants, outlined as follows:

                            SENIOR SUBORDINATED DEBT

ISSUER: Integrity Media, Inc. or Kona Acquisition Corp. ("IM", the "Borrower" or the "Company")

INVESTMENT AMOUNT:  $15.0 million.

INVESTMENT:         $15.0 million face amount Senior Subordinated Notes (the
                    "Sub Debt") with detachable Warrants (the "Warrants") exercisable at a nominal cost (i.e. penny warrants) into Common Stock of the Company representing a 7% (on a fully diluted basis) equity interest in the Company. In addition, KPP will receive a payment of $220,000 upon redemption of the Warrant. Terms for the Warrants are detailed in the Warrants section.

INVESTORS:          Key Principal Partners, LLC and KPP II, LLC (collectively,
                    "KPP" or the "Investors")

RATE: 12.5% per annum computed on an actual/360 day basis, payable quarterly in arrears, plus 2.0% accrued (and paid at the Issuer's option) on a quarterly basis (PIK). To satisfy IRS requirements for interest deductibility, quarterly redemption payments are required after year five

FACILITY FEE:       2.0% of investment amount at closing, of which $50,000 was paid concurrently with the acceptance and execution of this Indicative Term Sheet.

FINAL MATURITY:     Seven (7) years from closing.

AMORTIZATION:       Two equal semi-annual principal payments beginning the last day of the sixth month of year seven.

USE OF PROCEEDS:    The proceeds from the Sub Debt, along with senior credit
                    borrowings will be used by the Company to purchase approximately 2.3 million shares of Class A Stock, refinance the current senior debt, redeem certain management shares and pay reasonable transaction fees.

RANKING: The principal and premium, if applicable, and interest on the Sub Debt will be subordinated and junior in right of payment to all Senior Debt (to be defined in a manner satisfactory to Investors). The terms of the subordination shall be satisfactory to Investors and to the provider(s) of Senior Debt.

OPTIONAL
PREPAYMENTS:   The Sub Debt may be prepaid in whole or in part (in
               multiples of $1,000,000) upon 30 days written notice and with payment of all accrued interest on the amount prepaid to the date of prepayment. A fee will also be charged equal to 5% of the amount prepaid if such prepayment occurs prior to the first anniversary, 4% of the amount prepaid if such prepayment occurs prior to the second anniversary and 3% of the amount prepaid if such prepayment occurs prior to the third anniversary.

MANDATORY
PREPAYMENTS:   At the Investors' option, upon a Change of Control, or
               sale of 20% or more of the Company's consolidated assets, the principal of the Sub Debt shall be prepaid in full with accrued interest thereon plus, during the first three years, a premium equal to 5% of the amount prepaid if such prepayment occurs prior to the first anniversary, 4% of the amount prepaid if such prepayment occurs prior to the second anniversary and 3% of the amount prepaid if such prepayment occurs prior to the third anniversary.

EXPENSES:      The Company agrees to pay all reasonable out-of-pocket costs and expenses heretofore or hereafter incurred by Investors (including fees and disbursements of counsel), whether or not any financing by Investors is consummated, in connection with the following:
               this term sheet, all due diligence by Investors and their representatives concerning this term sheet, all financing documentation, and the closing of the proposed financing.
               Expenses shall be submitted by Investors (with supporting documentation) to the Company and paid on a periodic basis as determined by the Investors. KPP will not spend more than $75,000 without the approval of Michael Coleman. A non-refundable $50,000 deposit was paid upon acceptance and execution of the initial indicative term sheet, which deposit will be applied first, against expenses, and second, against the facility fee.

BREAK-UP
FEES: Should the Company execute and accept this term sheet and complete the transaction detailed in "Use of Proceeds", or any similar transaction resulting in a going private of IM before November 10, 2005, without utilizing the Investors' Sub Debt, Investors shall be entitled to receive a break-up fee of $400,000, as liquidated damages for the time, effort and opportunity cost of providing this term sheet and pursuing this investment. The Company shall remain liable for all expenses incurred by KPP and their affiliates.

COMPETING
OFFERS: Upon acceptance and return of this term sheet, the Company and its respective agents and representatives shall not discuss, solicit, negotiate with respect to, or accept any proposals or offers for the proposed Sub Debt financing of the Company.

PRINCIPAL
COVENANTS         Affirmative and negative covenants typical for senior
                  subordinated debt in a leveraged transaction, including, but not limited to, the following, all of which will be applicable to the Company and any subsidiaries:

REPORTING
REQUIREMENTS:     The Company shall remit audited annual financial statements to each registered Investor no later than 90 days after the close of the fiscal year. The Company shall remit monthly an internal financial and management report no later than 30 days after the end of each month. The Company shall maintain their current auditor, PricewaterhouseCoopers. The Company shall promptly provide the investors with copies of any material correspondence with any regulatory authorities such as the SEC, EPA, etc.

DEBT SERVICE
COVERAGE RATIO:   Shall be greater than a minimum level, which is to increase over time. Minimum levels to be negotiated. The Debt Service
                  Coverage Ratio is defined as the ratio of (i) EBITDA for the four previous quarters minus cash capital expenditures and cash taxes for the four previous quarters to (ii) the sum of
                  (x) cash interest expense for the four previous quarters
                  (subject to pro-forma adjustment for the transaction) plus
                  (y) regularly scheduled principal payments for the four previous quarters (subject to pro-forma adjustments for the transaction).

MINIMUM
EBITDA: EBITDA for the rolling four previous quarters shall be greater than a minimum level, which is to increase over time.

LEVERAGE RATIO:   Shall be less than a minimum level, which is to decrease over time. Maximum levels to be negotiated.

OFFICERS' AND
DIRECTORS'
COMPENSATION:     Parameters regarding the compensation program (including
                  equity participation programs) for senior executive management to be agreed prior to closing.

CHANGE OF
CONTROL: Definition to be negotiated. It is expected that the management shareholders of Company will be required to retain their holdings, other than for estate planning purposes, until the Sub Debt is paid in full and the warrant holder has the opportunity to participate, on a pro rata basis, in any sale of shares. A basket will be provided for the buyback of employees who leave the Company.

CAPITAL
EXPENDITURES/
PRODUCT MASTERS:  There will be a covenant specifying limits on the amount of capital expenditures and product masters in any fiscal year. The intention here is not to inhibit expenditures required to support the approved business plan or to meet identified growth opportunities.

DEBT: Total Senior Debt not to exceed Senior Bank Debt committed at closing plus a basket to be negotiated. Such indebtedness to reduce according to the amortization/reduction schedule agreed at or before closing. No additional debt will be allowed without Investors' approval.

RESTRICTED
PAYMENTS:       The Company may not pay cash dividends. Dividends
                from any Subsidiary to the Company will be permitted. Further restrictions may be appropriate upon review of the Company's corporate structure.

SALE OF ASSETS
OR SUBSIDIARY
STOCK: Except in the ordinary course of business, the Company shall not be permitted to sell assets equal to more than 10% of its collective total assets on a rolling 12-month basis, or 20% in the aggregate. The proceeds from such permitted sale to be representative of Fair Market Value and will be utilized to purchase replacement assets or repay debt.

MERGER OR
CONSOLIDATION:  The Company will not merge or consolidate with any entity or permit any entity to merge into it. Acquisitions will require Investor approval.

TRANSACTIONS
WITH
AFFILIATES:     Neither the Company nor any subsidiary nor any affiliate will enter into, or modify any outstanding transactions or contracts with affiliates on terms which are less favorable to the Company or such subsidiary than those of transactions with unrelated parties obtained in arm's length dealings. No loans, advances, guarantees, indemnities, etc., shall be given by Company or subsidiaries.

INTERCREDITOR
TERMS AND
CONDITIONS:     Acceptable to Investors in their sole discretion

EVENTS OF
DEFAULT: Standard for this type of debt, including but not limited to the following:

                (i) Failure to pay interest when due if such failure continues for a period of five consecutive days whether or not such payment shall be prohibited by the subordination provisions of the Senior Debt;
                (ii) failure to pay principal or premium, if any, when due whether or not such payment shall be prohibited by the subordination provisions of the Senior Debt;
                (iii) breach of any covenant with customary cure periods;
                (iv)  default in any representation or warranty;
                (v) any final judgment in excess of an aggregate of $50,000 which is not covered by insurance, against the Company or any subsidiary which is not discharged, annulled or stayed for a period of 90 days;
                (vi) certain events of bankruptcy, insolvency and reorganization of the Company or any of its subsidiaries, and
                (vii) non-payment or acceleration of Senior Debt and
                      non-payment or other default of any other debt, subject to customary cure periods to be negotiated.

                If (i) an Event of Default described above in clause (vi) or
                (vii) occurs, the principal amount of the debt, and any accrued but unpaid interest, shall become due and payable immediately or
                (ii) any other Event of Default shall have occurred and be continuing, the holders of not less than 67% in aggregate principal of the Sub Debt then outstanding may, by notice to the Borrower, declare to be due and payable, immediately, the principal amount of the Sub Debt and any accrued and unpaid interest, and, if such Event of Default is not involuntary, plus a premium calculated in the manner provided under Optional Prepayments; provided, however, that if sufficient payment or deposits shall have been made to pay the principal of, premium, if any, and interest on the Sub Debt due otherwise than by such declaration plus certain expenses, and any and all defaults (other than the nonpayment of principal and interest on the Loan that shall have become due and by such declaration) shall have been remedied or waived, the holders of 67% in aggregate principal amount of Sub Debt then outstanding may waive all defaults and rescind and annul such declaration and consequences.

CONDITIONS
PRECEDENT:        Customary for subordinated debt of this type and also
                  including specific conditions precedent for a leveraged transaction which are appropriate, in the judgment of Investors, including but not limited to:

                  1.  Satisfaction with customer and vendor checks.

                  2. Satisfaction with the terms and conditions of any existing indebtedness or other indebtedness to be incurred in connection with this transaction.

                  3. Satisfaction with the terms and conditions of existing or proposed insurance coverage including business interruption insurance.

                  4.  Satisfaction with legal documentation.

                  5. Satisfaction that the Company has received all necessary and appropriate governmental, regulatory and legal approvals and opinions for continued operation, and Investors comfort with such approvals and opinions.

                  6. Review of and satisfaction with all material correspondence between the Company and all regulatory or other governmental or quasi-governmental authorities, including but not limited to the SEC, the EPA, NASDAQ, etc.

COUNSEL: Counsel representing Investors will be selected at the sole discretion of Investors.

REPRESENTATIONS
AND WARRANTIES:   To include but not be limited to:

                  Information and materials presented to Investors by or on behalf of the Company is materially accurate in all respects. No adverse change since 12/31/2002.

AGREEMENT
MODIFICATION:     Modifications and changes to the Agreement may be made with the consent of the holders of a majority in principal amount of the Sub Debt then outstanding, except that without consent of each Sub Debt holder affected thereby, no modification or change may reduce the economic interest of any Sub Debt holder including, but not limited to (i) extend the maturity or time of or right to receive payment of interest or principal of any Sub Debt, (ii) reduce the rate of interest or the principal amount, the redemption provisions on the Sub Debt, (iii) change the subordination provisions in a manner which would adversely affect the holders of the Sub Debt, (iv) impair or affect the right to institute suit for enforcement of any such payment or (v) reduce the percentage of holders necessary to modify or change the agreement.

                             INTEGRITY MEDIA, INC.

                                    WARRANTS

                        INDICATIVE TERMS AND CONDITIONS

FORM OF WARRANTS:        Investors will receive detachable equity Warrants
                         representing a 7% economic interest on a fully diluted basis in the Company. In addition, KPP will receive a payment of $220,000 upon redemption of the Warrant.
                         Holders of the Warrants will be entitled to one Board
                         Seat and one Board Observation Right.

EXERCISE PRICE:          Nominal ($0.01) purchase price upon exercise.

EXERCISE:                The Warrants will be exercisable at the option of
                         the holder, in whole or in part, at any time prior to the later of the date on which the Sub Debt is paid in full, and the eight year anniversary of the Closing, at an exercise price of $0.01 per share.

PUT/CALL PROVISION:      At any time after year five, the Warrants may be Put
                         back to the Company for cash consideration equal to the warrant percentage times the Market Price. Market
                         Price as determined at the time of the put or call shall be the higher of: a) 5.5X EBITDA less net debt and b) the fair market value ("FMV"). The FMV shall be determined by an independent investment banking firm mutually agreeable to KPP and the Company. Both FMV and the put multiple formula as used herein are intended to represent the net equity value of the Company.

                         The FMV will not incorporate a discount either for lack of liquidity or for minority ownership. The put may be exercised before year five in the event of a Change of Control, the sale of 25% or more of the combined assets of the Company, the breach of the Loan Covenant regarding additional indebtedness or a breach of the Company's covenants contained in the Warrant Agreement. The Company will also have the right to Call the Warrants after year six, using the same method of valuation as in the Put provision.

                         The Company shall use its best efforts to finance the Put in the event that at the time of Put notice, the Company does not have sufficient funds to make the purchase required by such Put notice, or the terms of the Senior Debt Documents prevent the Company from honoring its obligations under the Put notice. If the Company is unable to finance the Put using its best efforts, the Investors shall have the right to convert such amount to a note with terms to be negotiated.


"LOOK BACK":             If the Company realizes proceeds as a result of a
                         transaction within 365 days of a Call event that is greater than the valuation used for the Call, the former holders of the warrants will be allowed a "Look
                         Back". The "Look Back" will entitle them to receive additional compensation for what the warrants would have been worth at the subsequent transaction date.

ANTI-DILUTION
PROVISIONS:       The number and price of securities issuable upon exercise
                  shall be subject to adjustment from time to time upon the occurrence of certain events as follows: dividends paid in stock or other securities; a reclassification, reorganization or merger; stock splits and reverse stock splits; dissolution;
                  and issuance or sale of common stock or securities convertible into common stock or options exercisable, all at less than the prevailing market price; and dilution in the case of other securities.

REGISTRATION
RIGHTS: Customary Registration Rights to be required. Demand registration rights to be exercised only in the event the Company is public.

TAG ALONG RIGHTS: The Holders of Warrants or Warrant Shares shall have the right to participate in any sale of common stock by the Company to any unaffiliated third party, such participation to be pro-rata with the common stockholders.

DRAG ALONG
OBLIGATIONS:      The Holders of the Warrants or Warrant Shares shall be
                  obligated to sell all of their Warrants or Warrant Shares in the event of a sale of all of the common stock of the Issuer to a third party, and consent to and support the sale of the Company (whether by sale of assets, merger or otherwise) to a third party, so long as the consideration received from such sale is for cash.

PRE-EMPTIVE
RIGHTS: Holders of Warrants or Warrant Shares shall have a right of first refusal, subject to customary exceptions, to purchase future equity securities to be offered by the Issuer pro-rata at a price at least as favorable as the price paid by purchasers of such securities to maintain its ownership position.


COVENANTS:        Restrictions on additional indebtedness same as for Sub Debt until 180 days after the first put date. Restrictions on loans, guarantees, comfort letters etc. from Company or any Subsidiary to any other Subsidiary. Delivery to all Warrant
                  Holders of financial information as requested pursuant to terms and conditions in connection with Sub Debt. Prohibition against changing line of business. Warrant Holders to be paid pro rata share of any dividends regardless of whether Warrants have been exercised. Transactions with Affiliates to be no less favorable than a similar Arm's Length transaction.

EXPENSES:         Registration shall be at the expense of the Company, other than the underwriting discount. Expenses of the investors/warrant holders in attending board meetings or other
                  Company functions shall be covered by the Company.